July 1, 2005

Michele Golke
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Golke,

We received your facsimile transmittal dated June 21, 2005 regarding Comments on Form 10-K for the year ended December 31, 2004 and Related Filings and have reviewed your requests and comments. Below you will find our responses.

1. – Property, Plant & Equipment

SEC’s Comment – We note that you entered into a sale-leaseback transaction for your building located in Tempe, Arizona in December 2004. We also note that you had previously conveyed your ownership in the same building to the City of Tempe in exchange for a rent-free 75 year lease. Please tell us how you accounted for (1) the conveyance of the building to the City of Tempe in 1994; (2) the re-purchase of the building from the City of Tempe for $1,000 in mid-2004; and (3) the sale of the building in December 2004. Include in your response how you determined the amounts that you recorded in your financial statements for each of the items noted above.

Company response:

a.	In 1994, we continued to capitalize the cost of the building that was conveyed to the City of Tempe. In effect, we booked nothing for the conveyance to the City of Tempe and we continued to treat the building as an asset of Three-Five Systems, Inc. because the lease with the City of Tempe qualified as a capital lease.

b.	Our records indicate that no amount was actually paid to the City of Tempe to repurchase the building. The $1,000 indicated in the financials statements was the maximum repurchase amount specified in the lease and since it had been referenced in prior filings, we left the reference in subsequent filings for continuity.

c.	The sale of the building in late December 2004 was booked as a disposition of assets for proceeds of $11.3 million less selling costs and less the current carrying value of the building. Since we entered into a sale leaseback arrangement with the buyer, the entire $2.7 million gain on the sale of the building was booked as a deferred gain to be recognized over the five year term of our lease as indicated by paragraph 3 of FAS 28. (We also examined FAS 13, FAS 66 and FAS 98 to evaluate the proper treatment of this sale leaseback transaction.) The balance of the deferred gain appears on the balance sheet as of December 31, 2004 under Deferred Sale Leaseback Gain, short-term portion ($545,000) and under Deferred Sale Leaseback Gain, long-term portion ($2,178,000). We have begun to recognize the gain on the sale of the building on a monthly basis by prorating the gain over the term of our five year lease which reduced our long-term portion during the first quarter of 2005.

2. – Discontinued Operations

SEC’s Comment – We note that you have completed your exit from the Display segment business with the sale of the display business operated out of your Massachusetts facility in May 2005, and that this business will be reported as discontinued operations in the second quarter of 2005. We also note that you have sold a portion of your EMS business that is currently reported as discontinued operations. Please revise your disclosures in future filings to include a table detailing the results of operations and significant assets and liabilities of each of your discontinued operations separately in order to more clearly disclose the activities included in discontinued operations. Refer to paragraph 47 of SFAS 144.

Company response:

a.	We will revise our disclosures in future filings to include a table detailing the separate results of operations and significant assets and liabilities of each of our discontinued operations.

3. – Controls and Procedures

SEC’s Comment – Please revise your disclosure in future filings concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting during the quarter being reported on that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Company response:

a.	We will revise our disclosures in future filings concerning changes in our internal control over financial reporting to indicate whether there was any change to our internal control over financial reporting during the quarter being reported on that has materially affected , or that is reasonably likely to materially affect, our internal control over financial reporting.

4. – Form 8-K dated February 9, 2005

SEC’s Comment – Your disclosures related to the non-GAAP measures included in Form 8-K dated February 9, 2005 do not include the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-

GAAP Financial Measures dated June 13, 2003. If you elect to present non-GAAP financial measures in future Forms 8-K, please revise your presentation to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:

•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Please note that these disclosures are required for each measure presented that differs from the most directly comparable GAAP measure.

Company response:

a.	Any future Form 8-K filings containing non-GAAP measures will include the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In connection with our response, we understand that management is responsible for the adequacy and accuracy of the disclosures in its filings. We also understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Lastly, we also understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let Three-Five know if you require any further information or feel free to contact either Jack Saltich (Chief Executive Officer) at 602-389-8600 or Eric Haeussler (Principal Accounting Officer) at 602-389-8607.

Regards,

/s/ Jack Saltich

Jack Saltich
Chief Executive Officer
Three-Five Systems, Inc.